

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2008

Via Facsimile and U.S. Mail

Mr. Amjad Huda
Chief Financial Officer
WaferGen Bio-systems, Inc.
Bayside Technology Center
46531 Fremont Blvd
Fremont, CA 94538

> **Re:** **WaferGen Bio-systems, Inc.**
> **Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **File No. 333-136424**

Dear Mr. Huda:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007

Item 7. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 38

Note 2. Summary of Significant Accounting Policies, page 40

-Stock-based Compensation, page 41

1.   We note on page 42 that you use the average daily price volatility of the Small Cap
        Medical Equipment sector to determine your expected volatility. Please tell us how you
        considered the guidance in Question 6 of SAB Topic 14.D.1., which states that
        companies should not substitute the volatility of an index for the expected volatility of its
        own share price as an assumption in its valuation model, in determining your expected
        volatility.

Form 10-Q for the Quarter Ended September 30, 2008

Note 1. The Company, page 11

2.   We note your disclosures on page 14 related to the $1 million of redeemable convertible
        preferred shares that your subsidiary issued during the three months ended September 30,
        2008. You state that upon the Smart Chip™ Alpha unit to University of Pittsburg, your
        subsidiary will sell an additional 444,444 shares of redeemable convertible preferred
        shares (RCPS), which you refer to as the "Subsequent Closing." You further state that
        you achieved the milestone on June 27, 2008. Please tell us and revise future filings to
        disclose the status of the "Subsequent Closing."

3.   Please explain to us how you are accounting for these redeemable convertible preferred
        shares and how you have applied the guidance in EITF 00-19 in evaluating whether the
        various features of your redeemable convertible preferred shares, including for example,
        the conversion feature, the put option whereby the holders of these shares can cause you
        to redeem these shares for cash plus a 6% premium, etc., are embedded derivatives that
        you should separate from the debt host, record as liabilities and account for at fair value
        under SFAS 133. Please provide us with your analysis of each of these features under
        paragraphs 12-32 of EITF 00-19.   If you determined that the conversion feature does not
        require accounting under SFAS 133, please tell us how you have considered the guidance
        in EITF 98-5 and EITF 00-27 with respect to any beneficial conversation features.

4.   Please tell us and revise future filings to clearly disclose your current ownership
        percentage of the Malaysian subsidiary.

<u>Note 2. Summary of Significant Accounting Policies, page 15</u>

5.   We note from page 27 that you sell your products through distributors. Please tell us and revise your filing to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

WaferGen Bio-systems, Inc.
Mr. Amjad Huda
December 17, 2008
Page 4

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief